SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FISCAL COUNCIL

478th Meeting	03.27.2019

OPINION ON CAPITAL BUDGET

CAPITAL BUDGET – PDG 2019

Eletrobras 'Fiscal Council, within the scope of its legal and statutory attributions, has been informed of Eletrobras' capital budget for the year 2019, transcribed below, and understands that the Company's Management Proposal is apt to be submitted to Ordinary general Assembly.

It should be noted that the information on the capital budget was extracted from the Global Expenditure Program - PDG 2019 prepared by Eletrobras in mid-2018 and approved by Decree 9,611, dated 12.12.2018 and by the Annual Budget Law 13808 of January 15, This budget may be revised until the date of 11.10.2019, according to Article 3 of said Decree.

PDG 2019
Capital Budget	Value in BRL
Eletrobras Holding
Direct Investment	38,958,210
Financial Inversions	143,984,702
Amortization of Debts	5,204,663,413
Other Capital Expenditures	1,825,116,000
Total	7,212,722,325

The sources to cover this budget come from the Company's own resources, in the amount of R$ 3,257,722,325 (three billion, two hundred and fifty-seven million, seven hundred twenty-two thousand, three hundred and twenty-five reais) and term financing in the amount R$ 3,955,000,000 (three billion, nine hundred and fifty-five million reais).

Rio de Janeiro, March 27 2019.

Agnes Maria de Aragão da Costa	José Wanderley Uchôa Barreto
Fiscal Council President	Board Member

Eduardo Coutinho Guerra	Patricia Valente Stierli
Board Member	Board Member

André Eduardo Dantas

Board Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.